               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                      (Amendment No. 3)<F1>

                Home City Financial Corporation
                        (Name of Issuer)

                Common Stock, having no par value
                 (Title of Class of Securities)

                          43706C 10 0
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 5, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 8 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 38,997
Shares         8.  Shared Voting
Beneficially       Power                             53,544*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             38,997
ing Person     10. Shared Dispositive
with               Power                             53,544*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  92,541*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.71%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Jerome H. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,522 shares of the Company's Common Stock, no par value, held in the name of his wife, Susan B. Davis.

                       Page 2 of 8 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,522
Shares         8.  Shared Voting
Beneficially       Power                             83,019*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,522
ing Person     10. Shared Dispositive
with               Power                             83,019*<F3>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  92,541*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.71%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 38,997 shares of the Company's Common Stock, no par value, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 8 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome H. Davis, with respect to the Common Stock, no par value ("Common Stock") of Home City Financial Corporation, an Ohio corporation ("Home City") is hereby amended as set forth below.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Following his review of Home City's financial results for the March, 1997 quarter, Mr. Davis wrote to Home City's Board of Directors to convey his concerns regarding its poor financial performance. A copy of Mr. Davis' May 5, 1997 letter to Home City's Board of Directors is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis expresses the following concerns regarding Home City's recent financial results:

          1)   EARNINGS.  Home City's rate of earning
(pro-forma) for the March quarter declined from the similar rates realized for the prior September and December quarters. Home City's net earnings of $178,000 during this recent quarter do not justify any increase in the price of the Common Stock ($.75 per share annualized on 952,000 shares outstanding). This results in a very rich current PE ratio of 17.9 based on a stock price of $13.25. Such low earnings may even lead to a decline in the price of the Common Stock.

          2) EXPENSES. Home City's G&A to assets ratio is too high at 2.18 when annualized for the March quarter, and its efficiency ratio of 56% has risen to its worst level in the past
3 quarters.  Expenses must be reduced in order to improve profits.


          3) RETURN ON ASSETS. At 1.04%, Home City's return on assets is at its lowest level in the past 3 quarters. This is down from 1.26% at September 30, 1996, and 1.13% at December 31,
1996.

          4)   RETURN ON EQUITY.  Return on equity is
only 5% when annualized based on Home City's recent March results.

          5) DEPOSITS. Home City's deposits have shown no significant growth in the past 6 months. Its additional deposits of just $600,000 during this period represents a percentage increase of only 1.2%

          In view of Home City's recent mediocre performance, Mr. Davis has reservations regarding the present value of the Common Stocks. He believes it may decline unless Home City improves its results for the June quarter to a minimum of $250,000 in net earnings. In the interim, Home City can enhance the value of

                       Page 4 of 8 Pages
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the Common Stock by doing a 5% (or 10% if allowable) stock
repurchase. It is noted that Home City will have been a public company for the required 6 months at the end of June.

          In addition, Mr. Davis believes that Home City's excessive capital-to-assets ratio of 20.6% warrants the declaration of a large special dividend. Such a dividend should be a tax-free return of capital, if possible. He hopes that Home City is currently working on this matter along with its accountants, the Charles Webb Co., and the IRS.

          Mr. Davis concludes his letter by recommending that Home City declare a $.10 dividend for the next quarter. After its recently announced dividend, this is an appropriate next step to further enhance of the value of the Common Stock. Mr. Davis plans to engage in further communications and discussions with Home City's management, Board of Directors and possibly other shareholders regarding the matters discussed in his letter.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The information set forth in Item 7 of the Statement is hereby supplemented by the addition of the following:

          "2. Letter dated May 5, 1997 from Jerome H. Davis to the Board of Directors of Home City Financial Corp."


















                       Page 5 of 8 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    5/7/97         Jerome H. Davis
                     Date            (Signature)

                    5/7/97         Susan B. Davis
                     Date            (Signature)






































                       Page 6 of 8 Pages